Exhibit 99.2

UNITED STATES COUNTRY SCHEDULE/SUB-PLAN OF

MIX TELEMATICS LIMITED

LONG TERM INCENTIVE PLAN

1.          INTRODUCTION

Mix Telematics Limited (the "Company") has established the Mix Telematics Limited Long Term Incentive Plan (the "Plan") for the benefit of selected persons who are Employees of the Group.  Pursuant to its authority under the Plan, the RemCom has determined that it is advisable to establish a specific County Schedule the terms of which are set forth below for the purposes of facilitating the award of Performance Shares, SARs, and Retention Shares under the Plan to Employees of the Group who are United States residents and taxpayers or who are or may become subject to United States tax (i.e., income tax and/or social security tax) as a result of Awards granted under the Plan (the "Sub-Plan").  This Sub-Plan shall be read in conjunction with the Plan and is subject to the terms and conditions of the Plan.  Capitalized terms used and not otherwise defined in this Sub-Plan shall have the meanings ascribed thereto in the Plan.  The terms and conditions of this Sub-Plan are the terms of the Plan, modified as follows:

2.          SECTION 409A OF THE UNITED STATES INTERNAL REVENUE CODE

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Generally.  The Awards granted under the Plan are intended to comply with or be exempt from Section 409A of the Code to avoid the imposition of any tax or interest or the inclusion of any amount in income pursuant to Section 409A of the Code, and the terms of each such Award shall be construed, administered and deemed amended, if applicable, in a manner consistent with this intention.  Notwithstanding the foregoing, neither any Employer Company nor any of their directors, officers, employees, agents or other service providers will be liable for any taxes, penalties or interest imposed on any Participant or other person with respect to any amounts paid or payable (whether in cash, Shares or other property) under any Award, including any taxes, penalties or interest imposed under or as a result of Section 409A of the Code.

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Notwithstanding any provisions of the Plan, if a Participant is a “specified employee” (as defined under Section 409A of the Code and determined in good faith by the RemCom) when a Participant’s employment with any Employer Company terminates, any Awards that are subject to Section 409A and payable on account of a termination of service will be delayed and made on the later of (i) such date the Award would otherwise have been payable to such a Participant; and (ii) 15 days after the end of the six-month period beginning on the Participant’s termination date (or, if earlier, within 15 days after the appointment of the personal representative or executor of the Participant’s estate following the Participant’s death), but only if such delay in the issuance of the shares is necessary to avoid the imposition of additional taxation on the Participant in respect of the shares under Section 409A of the Code.

Each installment of Shares that vests or otherwise becomes payable under the Plan is intended to constitute a “separate payment” for purposes of Section 409A of the Code and Treasury Regulation Section 1.409A-2(b)(2).

“Termination of employment,” “resignation,” or words of similar import, as used in the Plan means, for purposes of any Awards and Settlement under the Plan that are payments of deferred compensation subject to Section 409A of the Code, the Participant’s “separation from service” as defined in Section 409A of the Code.

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2.2	Specific Compliance Considerations

2.2.1	Retention Shares and Control Definition

Notwithstanding Section 2.1.16 of the Plan, Control shall have the following meaning with respect to an Award of Retention Shares:

“Change of Control” means, notwithstanding any provision in the Plan to the contrary, the first of the following to occur: (i) a Change in Ownership of Company, (ii) a Change in Effective Control of Company, or (iii) a Change in the Ownership of Assets of Company, as described herein and construed in accordance with Section 409A of the Code.

(i)           A “Change in Ownership of Company” shall occur on the date that any one Person acquires, or Persons Acting as a Group acquire, ownership of the capital stock of Company that, together with the stock held by such Person or Persons Acting as a Group, constitutes more than 50% of the total fair market value or total voting power of the capital stock of Company.  However, if any one Person is, or Persons Acting as a Group are, considered to own more than 50%, on a fully diluted basis, of the total fair market value or total voting power of the capital stock of Company, the acquisition of additional stock by the same Person or Persons Acting as a Group is not considered to cause a Change in Ownership of Company or to cause a Change in Effective Control of Company (as described below).  An increase in the percentage of capital stock owned by any one Person, or Persons Acting as a Group, as a result of a transaction in which Company acquires its stock in exchange for property will be treated as an acquisition of stock.

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(ii)           A “Change in Effective Control of Company” shall occur on the date either (A) a majority of members of Company’s Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of Company’s Board before the date of the appointment or election, or (B) any one Person, or Persons Acting as a Group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons) ownership of stock of Company possessing 50% or more of the total voting power of the stock of Company.

The following rules of construction apply in interpreting the definition of Change in Control:

(A)           A “Person” means any individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended, other than employee benefit plans sponsored or maintained by Company and by entities controlled by Company or an underwriter, initial purchaser or placement agent temporarily holding the capital stock of Company pursuant to a registered public offering.

(B)           Persons will be considered to be Persons Acting as a Group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the corporation.  If a Person owns stock in both corporations that enter into a merger, consolidation, purchase or acquisition of stock, or similar transaction, such shareholder is considered to be acting as Persons Acting as a Group with other shareholders only with respect to the ownership in that corporation before the transaction giving rise to the change and not with respect to the ownership interest in the other corporation.  Persons will not be considered to be Persons Acting as a Group solely because they purchase assets of the same corporation at the same time or purchase or own stock of the same corporation at the same time, or as a result of the same public offering.

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(C)           A Change in Control shall not include a transfer to a related person as described in Section 409A of the Code or a public offering of capital stock of Company.

(D)           For purposes of the definition of Change in Control, Section 318(a) of the Code applies to determine stock ownership.  Stock underlying a vested option is considered owned by the individual who holds the vested option (and the stock underlying an unvested option is not considered owned by the individual who holds the unvested option).  For purposes of the preceding sentence, however, if a vested option is exercisable for stock that is not substantially vested (as defined by Treasury Regulation §1.83-3(b) and (j)), the stock underlying the option is not treated as owned by the individual who holds the option.

2.2.2	Review of Performance Conditions

With respect to Section 6.3.2 of the Plan, in no event shall the Settlement of an Award occur later than March 15th of the calendar year following the calendar year in which the Performance Condition(s) have been met and such Award has become Vested in accordance with Rule 6.3.5 (in the case of an Award of Performance Shares and/or SARs).

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3.          TERMS APPLICABLE TO ALL AWARDS

3.1	Amendment and Termination of Sub-Plan

The RemCom may amend or terminate the Sub-Plan at any time and for any reason.  The termination of this Sub-Plan, or any amendment thereof, shall not adversely affect any award previously granted under the Sub-Plan without the consent of the Participant, other than an amendment required to comply with any applicable law (including without limitation, Section 409A of the Code).  An amendment of the Sub-Plan shall be subject to the approval of the Company’s shareholders only to the extent required by applicable laws, regulations, exchange listing rules, or the Plan.

3.2	Tax Witholding

On or before the time the Participant receives a distribution of the Shares subject to the Award, or at any time thereafter as requested by the Employer Company, the Participant authorize any required withholding from the Shares issuable and/or otherwise agrees to make adequate provision in cash for any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company and/or any member of the Group which arise in connection with the Award (the “Withholding Taxes”).  Additionally, the Company may, in its sole discretion, satisfy all or any portion of the Withholding Taxes obligation relating to the Settlement of a Participant’s Award by any of the following means or by a combination of such means: (i) withholding from any compensation otherwise payable to the Participant by an Employer Company; (ii) requiring the Participant to tender a cash payment; (iii) permitting the Participant to enter into a “same day sale” commitment with a broker-dealer that is a member of the Financial Industry Regulatory Authority (a “FINRA Dealer”) whereby the Participant irrevocably elects to sell a portion of the Shares to be delivered under the Award to satisfy the Withholding Taxes and whereby the FINRA Dealer irrevocably commits to forward the proceeds necessary to satisfy the Withholding Taxes directly to the Employer Company; or (iv) withholding shares of Shares from the Shares issued or otherwise issuable to the Participant in connection with the Award with a Fair Market Value (measured as of the date shares of Shares are Settled) equal to the amount of such Withholding Taxes; provided, however, that the number of such shares of Shares so withheld shall not exceed  the amount necessary to satisfy the Company’s required tax withholding obligations using the minimum statutory withholding rates for federal, state, local and foreign tax purposes, including payroll taxes, that are applicable to the Award.  In the event the Employer Company’s obligation to withhold arises prior to the delivery to the Participant of shares or it is determined after the delivery of Shares to the Participant that the amount of the withholding obligation was greater than the amount originally withheld, the Participant agrees to indemnify and hold the Company and the Group harmless from any failure to withhold the proper amount.

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3.3	No Additional Rights or Entitlements

The Participant hereby acknowledges and agrees that neither the Award nor the Plan shall be construed as giving the Participant any right to be retained in the employ of, or to continue to provide services to, the Group, and that the Group may at any time dismiss the Participant, free from any liability, or any claim under the Plan or this Sub-Plan, unless otherwise expressly provided in the Plan or in any other agreement binding the parties.  The receipt of this Award under the Plan is not intended to confer any rights on the Participant except as set forth herein. The Participant further acknowledges and agrees that no payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Group except as may otherwise be specifically provided.

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4.          NO FUNDING

An Award constitutes an unfunded and unsecured promise by the Company to issue shares of Shares in the future in accordance with its terms.  A Participant has the status of a general unsecured creditor of the Company as a result of receiving the grant of an Award.

5.          GENERAL COMPLIANCE WITH APPLICABLE LAW

The Plan, the grant of Awards, and the exercise of SARs under this Plan, and the obligation of the Company to sell or deliver any of its securities under this Plan shall be subject to all applicable United States laws including the Securities Act of 1933, as amended, or any applicable state securities laws.

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